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February 21, 2014	Gerald D. Shepherd Dir 212-588-5540 gshepherd@dwpv.com

File No. 245295

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-3561

Re:	Brookfield Office Properties Inc.
Schedule 13E-3
Schedule 14D-9F
Filed February 12, 2014
File No. 005-59615

Dear Mr. Orlic:

On behalf of our client, Brookfield Office Properties Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) included in your letter, dated February 18, 2014, regarding the Company’s Schedule 13E-3 (the “Schedule 13E-3”) and Schedule 14D-9F filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2014.

As we discussed, in connection with this letter, the Company is filing with the Commission Amendment No. 1 to the Schedule 13E-3 to address the Staff’s comments and the Company’s responses as set out below.

For your convenience, the Staff’s comments are set forth in bold, with the responses following each comment. Capitalized terms used but not defined have the meanings specified in the Schedule 13E-3.

Schedule 14D-9F

Reasons for Recommendation, page 7

1.              The references to arm’s length negotiations on page 9 and elsewhere in the schedule are inappropriate in a transaction with affiliates. Please eliminate these references.

Response: In response to the Staff’s comment, the Company has modified the disclosure as requested by adding a new paragraph at the end of the “Introduction” section of the Schedule 13E-3 that reads as follows:

For purposes of this Amended Schedule 13E-3, the Circular shall be deemed to have been amended as follows and cross-references herein to the sections of the Circular containing such language shall be deemed to be references to such sections of the Circular as so amended:

(i) the paragraph captioned “Detailed Review and Arm’s Length Negotiation” on page 9 of the Circular shall be replaced in its entirety with the following paragraph:

“Detailed Review and Negotiation. The Independent Committee, with assistance from its legal and financial advisors, conducted an extensive review of the Offer and conducted negotiations with representatives of BPY of the key economic terms of the Offer.”

(ii) the fifth paragraph under the section captioned “General” on page 32 of the Circular and appearing on page 33 of the Circular shall be replaced in its entirety with the following paragraph:

“The Offered Consideration was determined through negotiations between the Independent Committee and BPY and was approved by the Independent Committee. Morgan Stanley provided advice to the Independent Committee during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Independent Committee or that any specific consideration constituted the only appropriate consideration for the Offer.”

Certain Unaudited Financial Projections, page 33

2.              BPY projections appearing on pages 25 and 34 of Exhibit (c)(4) and (c)(5), respectively, of the Schedule 13E-3 appear to differ from each other and those appearing in the Form F-4 of Brookfield Property Partners L.P. Please advise why these projections were not disseminated to security holders.

Response:  As we have discussed, counsel to Brookfield Property Partners L.P. will separately address the Staff’s comment.

Purchases of Securities of the Company — Normal Course Issuer Bids, page 37

3.              Please provide all information required by Item 1002(f) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has modified the disclosure as requested by amending clause (f) of Item 2 in the Schedule 13E-3 to include the following language at the end thereof:

During the two-year period prior to the filing of this Amended Schedule 13E-3, the Company acquired an aggregate of 73,000 Common Shares, as follows: (x) during the third quarter of 2012, the Company acquired 23,000 Common Shares in a single transaction at a price per Common Share of Cdn.$15.8119; and (y) during the fourth quarter of 2012, the Company acquired 50,000 Common Shares in a single transaction at a price per Common Share of Cdn.$15.9222.

Arrangements Between the Company and Its Directors and Officers, page 39

4.              Please provide all information required by Item 1011(b) of Regulation M-A.

Response: We respectfully submit that the disclosure requirements under Item 1011(b) of Regulation M-A do not apply to the Company.  Pursuant to Instruction 1 to Item 1011(b) of Regulation M-A, the obligation to provide the information in paragraph (b) of Item 1011 of Regulation M-A does not apply where the issuer whose securities are the subject of the Rule 13e-3 tender offer is a foreign private issuer.  Because the Company is a foreign private issuer, as defined in §240.3b-4 of the Code of Federal Regulations, the disclosure requirements under Item 1011(b) of Regulation M-A do not apply to the Company.

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The Company acknowledges that:

1.              The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning the matters in this letter or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 558-5540.

Very truly yours,

/s/ Gerald D. Shepherd
Gerald D. Shepherd

Enclosures

cc:	Bryan K. Davis
Michelle Campbell
Jeffrey Nadler